Origin Agritech Ltd.
No. 21 Sheng Ming Yuan Road
Changping District, Beijing
China 10226

June  3, 2010

Mail Stop 3561
US Securities and Exchange Commission
100 F Street NE
Washington, DC  20549
Attn: John Reynolds
         Assistant Director

Re:	Origin Agritech Ltd.
Registration Statement on Form F-3
Filed April 22, 2010, and amended April 27, 1020
File No. 333-166236

Dear Mr. Reynolds:

Reference is made to the letter from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 11, 2010, setting forth comments to the above captioned registration statement on Form F-3 filed by Origin Agritech Ltd. (the “Company”). Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses.

Index to Exhibits

1.	The exhibits index indicates that the form of indenture will be filed after effectiveness of the registration statement. Please file the indenture prior to effectiveness of the registration statement.

Response:  The Company has considered the cost of securing a trustee willing to act for the Company and then preparing an indenture satisfying the standards of such trustee and the legal requirements of the Trust Indenture Act of 1939, and find that the cost is not justified in light of the possible transactions available to the Company for debt offerings.  Therefore, the Company has decided to withdraw from the registration statement securities that would be in the manner of debt instruments and proceed to register just equity and equity based securities.   Therefore, there is no need to file an indenture.  The registration statement and related counsel’s opinion have been amended to reflect that no debt instruments are being registered.

Exhibit 5.1 – Legal Opinion

2.
Referring to paragraph 4.5 of the legal opinion, please confirm that with each takedown of securities you will file an amended opinion as an exhibit to the registration statement.  Such amended legality opinion should be rendered as of the time of effectiveness of each takedown.

Response:  The Company will file an amended legality opinion of counsel at each time there is a take-down of securities, and the opinion will be as of the time of effectiveness of the take-down.

Signatures

3.	Please include the signature of the individual(s) operating in the capacity of principal accounting officer or controller. See Instructions 1 to the Signatures.

Response:  The Company has amended the signature page to reflect that Mr. Kau is the Principal Financial Officer and the Principal Accounting Officer.

The Company acknowledges that: (i) the Company is responsible for the full adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please do not hesitate to contact the undersigned or our attorney, Mr. Andrew D. Hudders, Golenbock Eiseman Assor Bell & Peskoe, LLP, 422 Madison Avenue – 40th floor, New York, New York 10022 (Tel 212-907-7349 and Fax 212-754-0330).

Respectfully submitted,

/S/ Liang Yuan
Liang YUAN,
President

cc:	Pam Howell, Esq.
Janice McGuirk, Esq.